Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	Three Months Ended March 31, 2013(1)	Year Ended December 31,
(Dollars in millions)		2012	2011	2010	2009	2008
Ratio (including interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$1,638	$5,035	$4,587	$4,330	$1,336	$582
Fixed charges	482	2,377	2,251	2,903	2,975	3,985
Equity in undistributed loss of unconsolidated subsidiaries	34	127	112	49	60	55

Earnings available for fixed charges, as adjusted	$2,154	$7,539	$6,950	$7,282	$4,371	$4,622

Fixed charges:
Interest expense on deposits and borrowings	$481	$2,375	$2,246	$2,896	$2,967	$3,963
Interest factor in rent expense	1	2	5	7	8	22

Total fixed charges	$482	$2,377	$2,251	$2,903	$2,975	$3,985

Ratio of earnings to fixed charges	4.47	3.17	3.09	2.51	1.47	1.16
Ratio (excluding interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$1,638	$5,035	$4,587	$4,330	$1,336	$582
Fixed charges	156	974	1,064	1,438	882	1,473
Equity in undistributed loss of unconsolidated subsidiaries	34	127	112	49	60	55

Earnings available for fixed charges, as adjusted	$1,828	$6,136	$5,763	$5,817	$2,278	$2,110

Fixed charges:
Interest expense on borrowings(2)	$155	$972	$1,059	$1,431	$874	$1,451
Interest factor in rent expense	1	2	5	7	8	22

Total fixed charges	$156	$974	$1,064	$1,438	$882	$1,473

Ratio of earnings to fixed charges, excluding interest on deposits	11.74	6.30	5.42	4.05	2.58	1.43

(1)

On February 27, 2009, we acquired Chevy Chase Bank, fsb. On February 17, 2012, we acquired ING Direct. On May 1, 2012, we closed the U.S. card acquisition. Each of these transactions was accounted for under the acquisition method of accounting, and their respective results of operations are included in our results from each respective transaction date.

(2)

Represents total interest expense reported in our consolidated statements of income, excluding interest on deposits of $326 million for the first quarter of 2013, and $1.4 billion, $1.2 billion, $1.5 billion, $2.1 billion, and $2.5 billion for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively.